UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
000-33215
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2006

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Caspian Services, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

257 East 200 South, Suite 340

Address of Principal Executive Office (Street and Number)

Salt Lake City, UT 84101

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Gunnell	801	746-3700
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the three months ended December 31, 2006 total revenues shall have increased approximately 61% compared to the three months ended December 31, 2005. This is mainly attributable to growth in our geophysical operations and increased vessel revenues as a result of improved utilization, increased fleet size and improving day rates.

The Company expects total operating expenses to have increased approximately 67% during the first fiscal quarter of 2007 compared to the first fiscal quarter 2006. This increase in increased operating expenses is attributable to increased operating costs resulting from increases in personnel, travel and office rents and expenses as our business grows. The increase in operating costs is also attributable to inflation and increases in the number of subcontractors we had to rely on to help us meet our work commitments.

During the quarter ended December 31, 2006 the Company anticipates realizing income from operations of approximately $3,621,000 compared to $2,553,000 during the three months ended December 31, 2005. The Company anticipates realizing net income of approximately $1,760,000 or $0.04 per share during the first fiscal quarter 2007 compared to net income of approximately $2,062,000 or $0.05 per share during the first fiscal quarter 2006.

Caspian Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 14, 2007	By /s/ James Gunnell
James Gunnell, Secretary